SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 16
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)


                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000




 CUSIP No. 76009V 102
 ---------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      UR Acquisition Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [  ]
                                                              (b)  [  ]
 ---------------------------------------------------------------------------
 3    SEC USE ONLY

 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF, BK (SEE ITEM 10 OF THE OFFER TO PURCHASE), OO
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                             [  ]
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ---------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200
 ---------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                              [  ]
 ---------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Less than 1%
 ---------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

      CO
 ---------------------------------------------------------------------------



 CUSIP No. 76009V 10 2
 ---------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

      United Rentals, Inc.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [  ]
                                                             (b) [  ]
 ---------------------------------------------------------------------------
 3    SEC USE ONLY

 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF, BK (SEE ITEM 10 OF THE OFFER TO PURCHASE), OO
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
                                                             [  ]
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ---------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200
 ---------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                            [  ]
 ---------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Less than 1%
 ---------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

      CO
 ---------------------------------------------------------------------------



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      On November 19, 1998, United Rentals Aerial Equipment, Inc., an indirect wholly owned subsidiary of Parent ("United Rentals Aerial"), acquired McClinch, Inc., a corporation located in Fairfield, Connecticut ("McClinch"). At the time of such acquisition, McClinch was the beneficial owner of 100 Shares held by its profit sharing plan which it had purchased on October 23, 1996 in an open market transaction on the NYSE. As of May 19, 1999, the McClinch, Inc. Profit Sharing Plan continued to hold such Shares.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 17, 1999, the Chancery Court of the State of Delaware (the "Delaware Court") held a hearing on Parent's motion for a preliminary injunction relating to the Delaware Litigation. In light of the Termination and Release Agreement (as defined below), the Company has advised the Delaware Court that it believes Parent's motion for a preliminary injunction is moot.

      On May 20, 1999, pursuant to the Termination and Release Agreement, NationsRent agreed to dismiss with prejudice its complaint against Parent in the Florida Circuit Court for the 17th Judicial Circuit in and for Broward County.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 20, 1999, the Company and NationsRent entered into a termination and release agreement (the "Termination and Release Agreement") pursuant to which they mutually agreed to terminate the NationsRent Merger Agreement. Pursuant to the Termination and Release Agreement, the Company agreed to reimburse NationsRent in the amount of $6 million for certain out-of-pocket expenses incurred by NationsRent in connection with the NationsRent Merger Agreement. In addition, pursuant to the Termination and Release Agreement, NationsRent agreed to dismiss with prejudice its complaint against Parent in the Florida Circuit Court for the 17th Judicial Circuit in and for Broward County.

      In addition, on May 20, 1999, the Company and NationsRent entered into a stock option termination agreement whereby the Company and NationsRent agreed to terminate and cancel the NationsRent Option Agreement.

      In light of the termination of the NationsRent Merger Agreement, the Board of Directors of the Company announced that it has requested its financial advisors to conduct a review and evaluation of the Company's strategic alternatives.

      As a result of the termination of the NationsRent Merger Agreement, the Stockholder Vote Condition, the Option Termination Condition and the Termination Fee Condition contained in the Offer to Purchase are no longer applicable to the Offer and, accordingly, Parent and Purchaser hereby amend the Offer to Purchase to remove such conditions. Additionally, the Merger Agreement Condition is hereby revised to provide that consummation of the Offer is conditioned upon the Company having entered into a definitive merger agreement with Parent and Purchaser providing for the acquisition of the Company pursuant to the Offer and the Proposed Merger.

      Section 11 of the Offer to Purchase is hereby amended to insert the following paragraph immediately following the current ninth paragraph:

           "On November 19, 1998, United Rentals Aerial Equipment, Inc., an indirect wholly owned subsidiary of Parent ("United Rentals Aerial"), acquired McClinch, Inc., a corporation located in Fairfield, Connecticut ("McClinch"). At the time of such acquisition, McClinch was the beneficial owner of 100 Shares held by its profit sharing plan which it had purchased on October 23, 1996 in an open market transaction on the NYSE. As of May 19, 1999, the McClinch, Inc. Profit Sharing Plan continued to hold such Shares."

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(23)        Revised presentation to Company stockholders.



                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ JOHN N. MILNE
                                    -----------------------------------
                                    Name:  John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ BRADLEY S. JACOBS
                                    -----------------------------------
                                    Name:  Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                             Officer


 Date: May 21, 1999



                           INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         EXHIBIT
 -------                        -------
 (a)(23)   Revised presentation to Company stockholders.